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EXHIBIT 11

COASTCAST CORPORATION

COMPUTATION OF PER SHARE EARNINGS

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000
Common stock outstanding at beginning of period	7,676,042	7,701,571	7,641,769	7,701,571
Exercise of options	—	36,801	34,273	36,801

Common stock outstanding at end of period	7,676,042	7,738,372	7,676,042	7,738,372

Weighted average shares outstanding, for computation of basic earnings per share	7,676,042	7,707,245	7,675,024	7,704,408
Dilutive effect of stock options after application of treasury stock method	15,809	262,346	15,549	203,307

Total diluted weighted average shares outstanding, For computation of diluted earnings per share	7,691,851	7,969,591	7,690,573	7,907,715

Net (loss) income	(332,000)	4,132,000	(989,000)	7,084,000

Net (loss) income per common share—basic	$(.04)	$.54	$(.13)	$.92

Net (loss) income per share and common equivalent per share—diluted	$(.04)	$.52	$(.13)	$.90

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EXHIBIT 11
COASTCAST CORPORATION COMPUTATION OF PER SHARE EARNINGS (UNAUDITED)